12014876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-53436

SEC Mail Processing Section RECEIVED FEB 29 2012 Washington, DC 110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MKM PARTNERS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.
114666

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 FIRST STAMFORD PLACE
(No. and Street)

STAMFORD	**CT**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS MESSINA **(203) 861-9060**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **THOMAS MESSINA,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MKM PARTNERS LLC**, as of **DECEMBER 31, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MISTIE R. CERTAIN
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2014

Signature

Chairman
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MKM PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

MKM PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2011

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
MKM Partners LLC

We have audited the accompanying statement of financial condition of MKM Partners LLC (a limited liability company) (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MKM Partners LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 29, 2012

MKM PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	5,114,665
Receivable from and deposit with clearing organization		416,271
Prepaid expenses and other assets		250,937
TOTAL ASSETS	$	5,781,873

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Deferred rent	$	460,272
Accounts payable and accrued expenses		312,849
Total liabilities		773,121
Commitments and contingencies (Note 8)		
Member's equity		5,008,752
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,781,873

See accompanying notes to statement of financial condition.

MKM PARTNERS LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

MKM Partners LLC (the "Company") was formed as a Connecticut limited liability company and is wholly owned by MKM Holdings LLC (the "Parent"), also a Connecticut limited liability company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2002. The Company provides institutional equity trading and research services to United States and international equity traders.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. Pursuant to the terms of the Company's operating agreement, the Company will continue in existence until December 31, 2047, unless otherwise dissolved in accordance with the terms of its operating agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company records proprietary securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. Revenue from research is recorded when payments for such are received directly from customers.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from and deposit with clearing organization primarily represents cash of approximately $316,000 and a deposit with the clearing organization of $100,000 that is required by the clearing agreement.

NOTE 4. CONCENTRATION OF CREDIT RISK AND MARKET RISK

Substantially all of the Company's amounts due from brokers and dealers are held at its clearing organization and are therefore subject to the credit risk of the clearing organization.

The Company maintains its cash at one commercial bank in accounts that at times may exceed the federal insurance limit of $250,000.

NOTE 5. OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2011, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

NOTE 6. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the member.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to federal, state or local tax examination by taxing authorities for years before 2008.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company shares space, equipment and other related support with the Parent. In accordance with an administrative services agreement with the Parent, overhead expenses, including rent, salaries, supplies, and other services, are paid by the Parent. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses. The direct and indirect expenses paid by the Parent and allocated to the Company for 2011 amounted to approximately $29,425,000. Repayments of amounts due to the Parent, and amounts distributed to the Parent, aggregated approximately $32,615,000 in 2011.

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company leases office space in several cities under operating leases that expire at varying dates through December 2012. Future minimum annual payments required as of December 31, 2011, over the terms of the current leases are as follows:

Year ending December 31:	
2012	$ 83,728

The Company has provided a standby letter-of-credit agreement to a commercial bank to secure a deposit for an office lease of Holdings in the amount of $51,022. The bank can access a money market account of the Company, if required, under the terms of the letter of credit. Such amount is included in the statement of financial condition in "Prepaid expenses and other assets."

Rent is also paid by the Parent for leases in its name, and the Company reimburses the Parent for such. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "Deferred rent."

At December 31, 2011, the Parent had outstanding loans from a commercial bank amounting to approximately $2,110,000, which are guaranteed by the Company and its two managing members, who also own 100% of the Parent. The loans have various interest and payment terms extending through April 2015, which are the obligations of the Parent under the loan agreements.

At December 31, 2011, the loans consisted of the following:

Principal	Interest accrued	Interest rate	Due date
$ 1,777,778	$ 1,291	4.36%	August 26, 2014
196,894	93	4.26%	July 28, 2013
135,410	446	4.75%	April 7, 2015
$ 2,110,082	$ 1,830		

NOTE 9. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2011, the Company had net capital of approximately $4,750,000, which was in excess of the required minimum net capital of approximately $192,000. The Company's percentage of aggregate indebtedness to net capital was 61% as of December 31, 2011.

MKM PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

MKM PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2011

TABLE OF CONTENTS

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
MKM Partners LLC

We have audited the accompanying statement of financial condition of MKM Partners LLC (a limited liability company) (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MKM Partners LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 29, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

MKM PARTNERS LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	5,114,665
Receivable from and deposit with clearing organization		416,271
Prepaid expenses and other assets		250,937
TOTAL ASSETS	$	5,781,873

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Deferred rent	$	460,272
Accounts payable and accrued expenses		312,849
Total liabilities		773,121
Commitments and contingencies (Note 8)		
Member's equity		5,008,752
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,781,873

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

MKM Partners LLC (the "Company") was formed as a Connecticut limited liability company and is wholly owned by MKM Holdings LLC (the "Parent"), also a Connecticut limited liability company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2002. The Company provides institutional equity trading and research services to United States and international equity traders.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. Pursuant to the terms of the Company's operating agreement, the Company will continue in existence until December 31, 2047, unless otherwise dissolved in accordance with the terms of its operating agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
The Company records proprietary securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. Revenue from research is recorded when payments for such are received directly from customers.

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from and deposit with clearing organization primarily represents cash of approximately $316,000 and a deposit with the clearing organization of $100,000 that is required by the clearing agreement.

NOTE 4. CONCENTRATION OF CREDIT RISK AND MARKET RISK

Substantially all of the Company's amounts due from brokers and dealers are held at its clearing organization and are therefore subject to the credit risk of the clearing organization.

The Company maintains its cash at one commercial bank in accounts that at times may exceed the federal insurance limit of $250,000.

NOTE 5. OFF BALANCE SHEET CREDIT RISK

All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2011, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

NOTE 6. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the member.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company is no longer subject to federal, state or local tax examination by taxing authorities for years before 2008.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company shares space, equipment and other related support with the Parent. In accordance with an administrative services agreement with the Parent, overhead expenses, including rent, salaries, supplies, and other services, are paid by the Parent. The agreement provides for the allocation of overhead expenses to the Company based on formulas applied to these expenses. The direct and indirect expenses paid by the Parent and allocated to the Company for 2011 amounted to approximately $29,425,000. Repayments of amounts due to the Parent, and amounts distributed to the Parent, aggregated approximately $32,615,000 in 2011.

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company leases office space in several cities under operating leases that expire at varying dates through December 2012. Future minimum annual payments required as of December 31, 2011, over the terms of the current leases are as follows:

Year ending December 31:	
2012	$ 83,728

The Company has provided a standby letter-of-credit agreement to a commercial bank to secure a deposit for an office lease of Holdings in the amount of $51,022. The bank can access a money market account of the Company, if required, under the terms of the letter of credit. Such amount is included in the statement of financial condition in "Prepaid expenses and other assets."

Rent is also paid by the Parent for leases in its name, and the Company reimburses the Parent for such. The difference between rental expense recorded and the amount of rent actually paid is reflected in the statement of financial condition as "Deferred rent."

At December 31, 2011, the Parent had outstanding loans from a commercial bank amounting to approximately $2,110,000, which are guaranteed by the Company and its two managing members, who also own 100% of the Parent. The loans have various interest and payment terms extending through April 2015, which are the obligations of the Parent under the loan agreements.

At December 31, 2011, the loans consisted of the following:

Principal	Interest accrued	Interest rate	Due date
$ 1,777,778	$ 1,291	4.36%	August 26, 2014
196,894	93	4.26%	July 28, 2013
135,410	446	4.75%	April 7, 2015
$ 2,110,082	$ 1,830		

NOTE 9. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2011, the Company had net capital of approximately $4,750,000, which was in excess of the required minimum net capital of approximately $192,000. The Company's percentage of aggregate indebtedness to net capital was 61% as of December 31, 2011.